High Income Trust (VIT)


         An Annual Meeting of Shareholders of the Fund was held on June 21, 2000, where shareholders voted on the election of trustees and the ratification of Deloitte & Touche LLP as the independent public accountants. With regards to the election of Wayne W. Whalen as elected trustee by the common shareholders of the Fund 11,877,354 shares voted in his favor and 228,744 shares withheld. With regards to the election of Rod Dammeyer as elected trustee of the preferred shareholders of the Fund 530 voted in his favor. The other trustees whose terms did not expire in 2000 were: David C Arch, Howard J Kerr, Theodora A. Myers, Richard F. Powers III, and Hugo F. Sonnenschein. With regards to the ratification of Deloitte & Touche LLP as the independent public accountants for the Fund 11,886,318 shares voted in favor of the proposal, 51,614 shares voted against and 168,696 shares abstained.